

Mail Stop 4631

October 14, 2009

Mr. Daryl K. Holcomb
Vice President, CFO and Controller
Ronson Corporation
3 Ronson Road, P.O. Box 3000
Woodbridge, NJ 07095

> RE: **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009**
> **File No. 1-1031**

Dear Mr. Holcomb:

We have reviewed your response letter dated October 13, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

Item 15 – Exhibits and Financial Statement Schedules, page 42

Note 4 – Long-Term Debt, page 62

1. We have reviewed your response to prior comment 2. Your response indicates that your primary lender has not taken action to exercise its remedies under your loan arrangements, which you viewed as tantamount to a waiver of compliance on December 31, 2008 and an implicit on-going modification of your compliance requirements so as to render the covenants reasonable in your circumstances. EITF 86-30 states that the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would

have occurred absent a loan modification and (b) it is probable that the borrower will not be able to cure the default at measurement dates that are within the next twelve months. We note that you subsequently entered into a forbearance agreement with your primary lender on March 30, 2009. As such, it is not clear how you concluded on December 31, 2008 that it was probable that you would be able to cure the default at measurement dates within the subsequent twelve months. As we previously requested, please separately address the appropriateness of your long-term classification pursuant to EITF 86-30 as of December 31, 2008 and each subsequent interim balance sheet date.

* * * *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief